EXHIBIT 21.1

Jack Henry & Associates, Inc. Subsidiaries

Name	State/Country of Incorporation
Jack Henry Services, Inc.	Texas
Jack Henry Software/Commlink, Inc.	Texas
Symitar Systems, Inc.	California
Bayside Business Solutions, Inc.	California
Check Collect, Inc.	Texas
Gladiator Technology Services, Inc.	Georgia
Audiotel Corporation	Texas
Goldleaf Financial Solutions, Inc.	Tennessee
Goldleaf Insurance, LLC	Tennessee
Goldleaf Leasing, LLC	Tennessee
Goldleaf Technologies, LLC	Delaware
JHA Payment Processing Solutions, Inc.	Washington
Towne Services, Inc.	Georgia
iPay Technologies Holding Company, LLC	Delaware
iPay Technologies, LLC	Kentucky
Profitstars, LLC	Missouri
JHA Fleet, Inc.	Missouri
JHA Money Center, Inc.	Missouri
Banno, LLC	Iowa